

05002509



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



January 21, 2005

Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/21/2005

Re: Time Warner Inc.

Dear Ms. Waxenberg:

This is in regard to your letter dated January 21, 2005 concerning the shareholder proposal submitted by the Province of St. Joseph of the Capuchin Order for inclusion in Time Warner's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Time Warner therefore withdraws its December 30, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mark F. Vilardo
Special Counsel

Enclosures

cc: (Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

1105705

TimeWarner


SEC MAIL PROCESSING
RECEIVED
JAN 0 3 2005
WASH, D.C.
202
SECTION

Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary

December 30, 2004

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Time Warner Inc. – Proposal Submitted by the Province of St. Joseph of the Capuchin Order

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Time Warner Inc. (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2005 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") it received from the Province of St. Joseph of the Capuchin Order (the "Proponent"). The Proposal requests that the Compensation Committee of the Board of Directors of the Company consider "social responsibility and environmental (as well as financial) criteria" in determining executive compensation, and its supporting statement specifically targets depictions of tobacco use in the Company's movies, which is presumably to be a factor in such a criteria.

The Company intends to omit the Proposal from its Proxy Materials (i) pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations and (ii) pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates another proposal (the "Prior Proposal") previously submitted to the Company by another proponent that, in the event that the Staff is unable to concur with the Company's view that it may exclude the Prior Proposal in its entirety, would be included in the Company's Proxy Materials. The Company's no-action request relating to the Prior Proposal was submitted by letter dated December 30, 2004.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, we are enclosing six copies of each of this letter, the Proposal (Exhibit A) and the Prior Proposal (Exhibit B). By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

Time Warner Inc. • One Time Warner Center • New York, NY 10019-8016
T 212.484.7350 • F 212.937.3594 • susan.waxenberg@timewarner.com

Grounds for Omission

A. The Proposal relates to the Company's ordinary business operations and, therefore, may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits the exclusion from the Company's Proxy Materials of shareholder proposals relating to the Company's "ordinary business operations." The SEC has stated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *See Exchange Act Release No. 34-40018* (May 21, 1998). Rule 14a-8(i)(7) recognizes that it is neither practicable nor necessary to involve a company's stockholders in the consideration of ordinary business decisions that are within the scope of responsibility of the board of directors and management. Although the Proposal purports to concern executive compensation and "social" and "environmental" criteria in determining such compensation, its true subject matter is in fact more accurately described as an attempt to influence the depiction of tobacco use in the Company's movies. Decisions regarding the content of the Company's entertainment products, including the depiction of tobacco use, are inherent to the general operations of one of the Company's core businesses, and the Proposal is, therefore, not an appropriate subject matter for a shareholder proposal. The Proponent should not be permitted to circumvent the well-established "ordinary business" exclusion by couching the true focus of the Proposal within the framework of a proposal related to the determination of executive compensation.[1] As such, the Proposal may be omitted pursuant to Rule 14a-8(i)(7).

While the Staff has denied no-action relief for shareholder proposals involving executive compensation, it has nonetheless restricted a proponent's ability to evade the "ordinary business" rule by seeking to link an otherwise excludable "ordinary business" matter to executive compensation. The Staff recently prevented such an evasion by permitting the exclusion from The Walt Disney Company's proxy material of a shareholder proposal that was identical in all respects to the Proposal, except with respect to certain statistics tailored specifically to that company. *The Walt Disney Company* (December 15, 2004). The Staff determined, that, although the proposal mentioned executive compensation, its true thrust and focus related to the ordinary business matter of the nature, presentation and content of the company's films. As such, the proposal was excludable under Rule 14a-8(i)(7). The Company believes that there is no reason for the Staff to take a different position with respect to the Proposal.

This determination is consistent with other earlier Staff positions. In *W.R. Grace & Co.* (February 29, 1996), the Staff concurred with the company's view that the subject matter of "workplace practices" is excludable even though the proposal would also have covered executive compensation. *But cf. Louisiana-Pacific Corp.* (February 29, 1996) (proposal linking "workplace practices" to executive compensation was not excludable because the excludable subject of "workplace practices" was "sufficiently related to [the company's existing] policies

---

[1] The Proposal was submitted on behalf of the Proponent by Reverend Michael Crosby, an acknowledged advocate on the issue of the portrayal of tobacco use in youth-rated films. In fact, the transmittal letter included with the Proposal identifies this issue as the main reason for submitting the Proposal to the Company. In addition, other members of his advocacy group have submitted another tobacco-use related proposal to the Company, as discussed below.

and standards for setting executive compensation"). Similarly, the Staff has taken the position that a proposal may be excluded in its entirety pursuant to Rule 14a-8(i)(7) if part of the proposal relates to a company's ordinary business matters even if the remainder of the proposal relates to non-ordinary business matters, such as executive compensation. *See Associated Estates Realty Corporation* (March 23, 2000) (proposal containing recommendations with respect to the chief executive officer's compensation as well as the institution of a business plan addressing the disposition of the company's non-core businesses and assets was excludable in its entirety as related to ordinary business); *E*Trade Group, Inc.* (October 31, 2000) (proposal containing recommendations with respect to the company's executive compensation plan as well as staff reductions and the dismissal of executive officers was excludable in its entirety as related to ordinary business).

The determination of the content of the Company's products, including the portrayal of tobacco use, is clearly a matter of the Company's ordinary business that should not be submitted to shareholder mandate. The Company is one of the world's largest producers and distributors of film and television entertainment. In 2003 alone, the Company's Filmed Entertainment divisions released dozens of original movies for viewing in theaters or on DVD/video, and the Company distributed television programming in more than 175 countries and in more than 40 languages. The distribution library owned or managed by the Company currently has more than 6,500 feature films and 38,000 television titles. Determinations regarding the content of those products, including whether or how tobacco products are used or portrayed in the Company's film or television catalogue, represent just a part of the many decisions made on a daily basis by the persons charged with operating these divisions. These operations involve the nature, presentation and content of the Company's products; they are matters integrally related to the Company's ordinary business affairs; and they should not be made a subject of shareholder review. By making such an ordinary business decision part of the executive compensation calculus, the Proposal hampers the executives and others in charge of these operations because an important decision-making power regarding content is instead vested in the Company's shareholders. The Company believes that its executives and other members of the management team, not its shareholders, are best equipped to handle the various content decisions that are an integral part of the daily and ordinary operations of its business. The Staff has consistently agreed with this position, especially with respect to permitting the omission of proposals addressing the depiction of tobacco. *See, e.g., The Walt Disney Company* (December 7, 2004) (proposal that the board of directors report to shareholders on the impact on adolescent health resulting from adolescents' exposure to smoking in movies or other programming as well as plans to minimize that impact in the future could be omitted as related to ordinary business); *Time Warner Inc.* (February 6, 2004) (proposal requiring the formation of a committee to review data linking tobacco use by teens with tobacco use in youth-rated movies could be omitted as related to ordinary business operations); *The Walt Disney Company* (November 10, 1997) (proposal for a "thorough and independent review" of the way "tobacco is portrayed in the company's films and programs produced for television" and "what, if any, influence such [portrayals] have on youth attitudes and behaviors related to smoking" could be omitted as related to ordinary business).

For these reasons, the Company respectfully submits that the Proposal is properly excludable from its Proxy Materials under Rule 14a-8(i)(7).

B. The Proposal substantially duplicates a prior proposal that, in the event that the Staff is unable to concur with the Company's view that it may exclude that prior proposal in its entirety, will be included in the Company's Proxy Materials, and the Proposal may, therefore, be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(11).

The Company received the Proposal on December 3, 2004. Its thrust, as noted above, is that the Company include "social responsibility and environmental (as well as financial) criteria," including a consideration of its treatment of tobacco use in the Company's movies, in determining executive compensation. The Company received the Prior Proposal on November 3, 2004. Its thrust is that the Board of Directors report to shareholders on the impact on adolescent health arising from exposure to smoking in the Company's movies and other programming and a plan to minimize that impact in the future. As noted above, the Company has submitted a letter to the Staff requesting that it agree to take a no-action position with respect to the omission of the Prior Proposal from the Company's Proxy Materials. If the Staff is unable to concur with the Company's view that it may exclude the Prior Proposal in its entirely, the Prior Proposal will be included in the Company's Proxy Materials. In such an event, the Proposal substantially duplicates a prior proposal that will be included in the Company's Proxy Materials and may, therefore, be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(11).

Rule 14a-8(i)(11) permits the exclusion from the Company's Proxy Materials of any shareholder proposal that substantially duplicates another proposal previously submitted by another proponent that will be included in the Company's Proxy Materials for the same meeting. The Staff has previously indicated that a company does not have the option of selecting between duplicative proposals but must include in its proxy materials the first of such proposals. *See Constellation Energy Group, Inc.* (February 19, 2004); *Wells Fargo & Company* (February 5, 2003). The Staff has stated that Rule 14a-8(i)(11) was adopted, in part, to eliminate the possibility that shareholders would have to consider two or more substantially identical proposals submitted by proponents acting independently of each other. *See Exchange Act Release No. 34-12999* (November 22, 1976). Moreover, proposals do not need to be identical for the later proposal to be excludable under Rule 14a-8(i)(11). The Staff has consistently indicated that proposals with the same "principal thrust or focus" may be substantially duplicative even if the proposals differ as to terms and scope. *See Ford Motor Company* (February 19, 2004) (a proposal requesting that the company adopt goals to meet or exceed legislatively proposed fuel mileage or greenhouse gas emissions standards was substantially duplicative of a proposal requesting that the company issue a report on greenhouse gas emissions that would discuss specifically designated items); *Abbott Laboratories* (February 4, 2004) (a proposal relating to limitations (i) on the salary to be paid to the chief executive officer, (ii) on bonuses to be paid to senior executives, (iii) on long-term equity compensation to senior executives, including a prohibition on stock option grants, and (iv) on severance payments made to senior executives was substantially duplicative of a proposal requesting a company policy prohibiting future stock option grants to senior executives).

The Proposal substantially duplicates the Prior Proposal because, although their breadth and requested action are nominally different, the underlying thrust of each is to control the depictions of tobacco use in the Company's media. The Prior Proposal seeks to accomplish this by requesting that the Board of Directors issue a report on the matter, and the Proposal seeks to accomplish this by creating an executive compensation regime that considers in its calculus the Company's depiction of tobacco. The substantial duplication is further highlighted by the fact that the Proposal's entire supporting statement is dedicated to the same subject matter as the Prior Proposal and the Proposal borrows some of its medical statistics and conclusions from the same research reports.

For these reasons, the Company respectfully submits that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(11).

* * * * *

The Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company excludes the Proposal from its Proxy Materials for the foregoing reasons. If you have any questions or if the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter. Please do not hesitate to call the undersigned at (212) 484-7350.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,



Susan A. Waxenberg
Assistant General Counsel and
Assistant Secretary

Enclosure

cc: Rev. Michael H. Crosby
Province of St. Joseph of the Capuchin Order
Corporate Responsibility Office
1015 North Ninth Street
Milwaukee, Wisconsin 53233

EXHIBIT A

TIME WARNER/WARNER BROTHERS:
CORPORATE GOVERNANCE

WHEREAS, the size of executive compensation, often deemed excessive, has become a major public as well as corporate issue. We believe that boards, in setting executive compensation, should consider the social responsibility and environmental performance, as well as the financial performance, of the company. We believe that:

- All too often top executives have received considerable increases in compensation packages even when the company's financial performance or social responsibility performance has been mediocre or poor.
- The relationship between compensation and the social responsibility and environmental performance is an important question. For instance, should the pay of top officers be reduced if the company is found guilty of systematic sexual harassment or race discrimination or poor environmental performance, especially if the result is costly fines or expensive, protracted litigation? Should responsible officers pay be on a business-as-usual scale in a year of a major environmental accident?
- Questions of this type deserve the careful scrutiny of our board and its Compensation Committee. Many companies are now using social responsibility criteria in setting executive compensation. For example, more than 25% of Fortune 100 companies report that they integrate workplace diversity or environmental criteria in setting their compensation packages and several (including ChevronTexaco, Coca-Cola and Proctor & Gamble) report that they use both of these criteria. Over 70% use at least one social responsibility criteria.
- When compensation is tied to social responsibility, better social responsibility performance will inevitably follow.

RESOLVED, the shareholders request the Board's Compensation Committee, when setting executive compensation, to include social responsibility and environmental (as well as financial) criteria among the goals that executives must meet.

SUPPORTING STATEMENT

We believe that it is especially appropriate for our company to adopt social responsibility and environmental criteria for executive compensation because:

- Exposure to smoking in motion pictures is the primary recruiter of new adolescent smokers in the United States (*The Lancet*, June, 2003). Controlling for all other factors, a longitudinal study of more than 2,500 adolescents found this exposure accounted for 52% of smoking initiation in the group.
- Those researchers also found that the promotional effect of on-screen exposure to tobacco use was largest among children of nonsmokers. Thus, exposure to smoking in movies can neutralize the positive effects of parental role modeling and parental opposition to smoking.
- Content analysis studies at the University of California-San Francisco found that, in the five years 1999-2003, 75% of all 170 live-action movies our Company released to theaters included smoking; 65% of our youth-friendly movies included smoking.
- In both 2002 and 2004 the government's Centers for Disease Control cited frequency of smoking in movies as a primary reason that youth smoking rates are dropping more slowly than earlier.

Expert commentary published in *The Lancet* has projected that eliminating smoking from future films rated G, PG and PG-13 would reduce by half the estimated 390,000 adolescents recruited by their exposure to such scenes in all U.S. releases and avert 50,000 future deaths a year from tobacco-related disease.

CORPORATE RESPONSIBILITY OFFICE
PROVINCE OF ST. JOSEPH OF THE CAPUCHIN ORDER
1015 North Ninth Street
Milwaukee, WI 53233
Phone: 414-271-0735
Fax: 414-271-0637
mikecrosby@aol.com

December 3, 2004

Richard D. Parsons, Chief Executive Officer
Time Warner Inc.
One Time Warner Center
New York, NY 10019

Dear Mr. Parsons:

For the last year we have been trying to get a conversation going with Time Warner regarding the portrayal of smoking in movies that are rated as youth friendly. This is because the data shows that youth seeing such movies are more likely than those who do not see such movies to take up the habit. Susan Waxenberg is working to get some kind of meeting going. However, because this has not yet occurred, we enclose the following.

The Province of St. Joseph of the Capuchin Order has owned at least 200 shares of Time Warner Inc. ommon stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership under separate cover.

I am hereby authorized, as the Corporate Responsibility Agent of the Province, to file the enclosed shareholder resolution for inclusion in the proxy statement for the next annual meeting of shareholders of Time Warner. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

I hope that the time between now and the printing of the proxy materials might be used for dialogue with the Company on the issue in a way that would be mutually beneficial.

Sincerely yours,



(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent


DEC 3

TIME WARNER
HEALTH IMPACTS ON YOUTH WATCHING SMOKING IN OUR MOVIES

WHEREAS, scientific evidence indicates that the more exposure to on-screen smoking adolescents receive in films (whether viewed in theaters, broadcast, or digital media) the more likely they are to start smoking.

- A study by Dartmouth Medical School researchers (*The Lancet*, 2003) followed more than 2,500 adolescents for two years. Controlling for all other factors, the study found that those teens who saw the most smoking in movies over that period were three times more likely to start smoking than those who saw the least. An accompanying "Commentary" estimated that on-screen smoking now recruits 390,000 new teen smokers each year, of whom 100,000 will ultimately die from tobacco-related disease.
- Researchers have also observed that age-classification ratings play an important role in minors' exposures and consequent smoking. A study in *Pediatrics* (July 6, 2004) found that after controlling for all other factors including parenting style, 14% of the teens free to watch tobacco-intensive R-rated movies took up smoking, compared to 3% of the teens whose parents barred them from viewing any R-rated fare.
- However, a decade of "ratings creep" has been reported by researchers at the Harvard School of Public Health (July 13, 2004), who found that content once concentrated in R-rated films, including smoking, is increasingly found in films rated PG and PG-13. The University of California-San Francisco (UCSF, March 2004) also documented an 80% increase in the share of estimated tobacco impressions delivered to theater audiences by youth-rated as opposed to R-rated movies between 1999 and 2003. This survey concluded that moviegoers 6-17 now receive more than half of their exposure to smoking scenes from movies rated G, PG and PG-13. The study also surveyed the Company's live action films 1999-2003 and found that 56% of its PG-rated movies, 68% of its PG-13 movies, and 83% of its R-rated movies included smoking.
- A co-author of the *Pediatrics* study, James D. Sargent, M.D., noted in *Pediatrics* (July 6, 2004) that major health organizations, including the American Academy of Pediatrics, the AMA, American Heart Association, American Lung Association, and the World Health Organization have all urged the Motion Picture Association of America (MPAA) to rate future on-screen smoking "R," as it now rates offensive language, and concludes, "If you combined parental R-rated movie restriction with an R-rating for smoking you could have a particularly powerful means of preventing teens from trying smoking." Our Company's ownership of movie studios gives it not only motion picture production and distribution capacity but also a seat at MPAA deliberations.

RESOLVED, shareholders request the Board of Directors to report (at reasonable cost and omitting proprietary information) to shareholders on (i) the impact on adolescent health arising from their exposure to smoking in movies (or other Company programming) our Company has released or distributed and (ii) any plans to minimize such impacts in the future.

TimeWarner

Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary

VIA FACSIMILE W/COPY BY
OVERNIGHT COURIER – 202-942-9525

January 21, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

WITHDRAWAL OF NO-ACTION LETTER REQUEST

Re: Time Warner Inc. – Stockholder Proposal Submitted by Province of St. Joseph of the Capuchin Order

Ladies and Gentlemen:

This letter serves to inform you that Time Warner Inc. (the "Company") hereby withdraws its letter dated December 30, 2004 to the Staff of the Securities and Exchange Commission requesting that the Staff take a "no-action" position with respect to the Company's omission from its 2005 proxy materials of the proposal submitted on behalf of the Province of St. Joseph of the Capuchin Order (the "Proponent"), purporting to relate to certain corporate governance and compensation matters. The Proponent has indicated to the Company that the Proponent has elected to withdraw the proposal. Attached hereto as Exhibit A is a letter dated January 20, 2005 from the Proponent withdrawing the proposal.

If you need any additional information regarding this matter, please do not hesitate to contact me at (212) 484-7350 or by facsimile at (212) 937-3594.

Sincerely,



Susan Waxenberg
Assistant General Counsel
and Assistant Secretary

Attachment

cc: Rev. Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Time Warner Inc. • One Time Warner Center • New York, NY 10019-8016
T 212.484.7350 • F 212.937.3594 • susan.waxenberg@timewarner.com

Exhibit A

CORPORATE RESPONSIBILITY OFFICE
PROVINCE OF ST. JOSEPH OF THE CAPUCHIN ORDER

1015 North Ninth Street
Milwaukee, WI 53233
Phone: 414-271-0735
Fax: 414-271-0637
mikecrosby@aol.com

January 20, 2005

Ms. Susan Waxenberg, Assistant General Counsel and Assistant Secretary
Time Warner
One Time Warner Center
New York, New York 10019-8016 Fax: 212-937-3594

Dear Ms. Waxenberg:

Following my phone conversation with you yesterday, this fax is being sent you to inform you that, with this letter, I hereby inform you that the Province of St. Joseph of the Capuchin Order is withdrawing its shareholder proposal on Corporate Governance submitted on December 3, 2004 for inclusion in the proxy materials for the next annual meeting. I send this to you in my capacity as its Corporate Responsibility Agent.

Thanks for the conversation yesterday.

Sincerely yours,



(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

TimeWarner

Corporate Legal Department
One Time Warner Center
New York, NY 10019
Telephone: 212-484-7350
Telecopier: 212-484-7115

FACSIMILE

DATE: January 21, 2005

PLEASE DELIVER THE FOLLOWING PAGE(S) TO:

TO: Office of the Chief Counsel

FAX: 202.942.9525

FROM: Susan A. Waxenberg

RE: Time Warner Inc.

NUMBER OF PAGES (including cover sheet): 3

MESSAGE: Please see attached letters.

If there are problems with transmission of this document, please call (212) 484-7350.